SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

MATERIAL FACT

TIM Participações S.A. ("Company") (B3: TIMP3; NYSE: TSU), pursuant to Article 3 of CVM Instruction 358/02, informs its shareholders and the market in general that its indirect controlling shareholder, Telecom Italia S.p.A., issued a Press Release, as attached.

Rio de Janeiro, September, 13th, 2017.

TIM Participações S.A.
Rogério Tostes
Investor Relations Officer

Press Release

Consob declares Vivendi controls TIM

The Company will appeal

Rome, 13 September 2017

TIM announced it has received an act thereby the Commissione Nazionale per le Società e la Borsa declared it deems the reference shareholder Vivendi S.A. (presently holding a 23,94% stake in the ordinary share capital, and exercising direction and coordination activity over the Company) “exercises de facto control of TIM pursuant to art. 2359 of the Italian Civil Code and art. 93 of the Consolidated Law on Finance, as well as the rules on related parties”.
On the basis of a preliminary perusal, the act is significantly in contrast with the uncontroversial and consistent approach with reference to corporate control, that TIM (and presumably the entire market) has constantly and consistently relied upon.
The Company will take all appropriate legal actions in order to defend its interests, and is confident its conducts are correct and its arguments are strong.

TIM Press Office
+39 06 3688 2610
www.telecomitalia.com/media
Twitter: @TIMnewsroom

Telecom Italia Investor Relations
+39 02 8595 4131
www.telecomitalia.com/investor_relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 13, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.